

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

Via Email

David A. Ebersman
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

> **Re: Facebook, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 7, 2012**
> **File No. 333-179287**

Dear Mr. Ebersman:

We have reviewed your letter dated March 7, 2012, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our February 28, 2012 letter.

Prospectus Summary

The Offering, page 7

1.	Please tell us what contractual agreements you are referencing in your response to prior comment 9, and the parties to the agreements. In addition, please clarify in the first bullet point on page 9 that the conversion is pursuant to contractual agreements.

Risk Factors

"We currently generate significant revenue as a result of our relationship…," page 19

2.	Your response to prior comment 13 states that for the fourth quarter of 2011, ads shown to users using Zynga apps on Facebook contributed less than 5% of your total revenues. Please tell us whether this is in addition to the percentage of your revenue derived from payments processing fees related to Zynga's sale of virtual goods and from direct advertising purchased by Zynga. In addition, please tell us the annual percentage of revenue contributed by ads shown to users using Zynga apps on Facebook.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our User Metrics, page 47

3.   We note your response to prior comment 36. Please consider providing average revenue per MAUs over the periods presented for each geographic region presented. In addition, discuss any related material trends in the average amount of revenue that you have been able to generate per user.

Monthly Active Users (MAUs), page 47

4.   In your response to prior comment 35, you discuss issues associated with the presence of proxy servers, such as the location of Blackberry's proxy servers in Canada. Given that mobile users are included in your MAUs and DAUs, please explain to us how you determined that your presentation of MAUs and DAUs by geography does not overstate, for example, Canadian users. Your response also states that multiple counting by geography is not reflected in any of the metrics presented in the registration statement. Please explain to us how you determined that your metrics are not overstated, and disclose how a user who engages in multiple measurable actions in different geographies during the monthly or daily period is counted towards your metrics.

Mobile MAUs, page 49

5.   We note your response to prior comment 27. Although you do not believe the historic mobile-only MAUs statistics included in your response are reliable enough to include in your prospectus, you suggest in your response that your data for the period between June 30, 2011 and December 31, 2011 is reliable enough to identify a known trend in 2011. Please include related trend disclosure in your amended filing.

6.   You state in your response to prior comment 35 that you have not included data with respect to Mobile MAUs by geography because you are not sufficiently confident in the accuracy of this metric. Please add relevant disclosure if you are aware of any material trends in Mobile MAUs by geography. For example, are your Mobile MAUs increasing as a percentage of your MAUs in particular regions where use of personal computers is less prevalent?

Factors Affecting Our Performance

Share-based Compensation Expense, page 52

7.   You indicate that you will recognize approximately $239 million of additional compensation expense related to Pre-2011 RSUs over the remaining service periods through 2018. Considering the service condition for a majority of these awards is satisfied over four years, please explain further why you anticipate recognizing the

expense for such awards over the next seven years through 2018. Also, considering your Pre-2011 and Post-2011 RSUs are earned over service periods ranging from four to five years, please clarify why the two-year weighted-average amortization period for the $2,463 million of unrecognized share-based compensation expense is appropriate.

Results of Operations

Years Ended December 31, 2009, 2010, and 2011

Revenue

2011 Compared to 2010, page 55

8.   We note your response to prior comment 41. In this section of your amended filing, please disclose that you estimate that approximately 15 million users purchased virtual goods on the Facebook Platform in 2011, and consider disclosing this information for all periods presented.

Critical Accounting Policies and Estimates

Valuation of Our Common Stock, page 69

9.   We note your response to prior comment 47 and your revised disclosures regarding changes in the assumptions and the weighting of valuation methodologies used in determining the fair value of your common stock. However, we continue to believe that you should also discuss any intervening events that explain the changes in the valuations period over period. In this regard, we note that the valuation increased from $25.54 as of March 31, 2011 to $30.07 as of September 30, 2011 and then decreased to $29.73 as of December 31, 2011. Please disclose the impact of both internal and external events (e.g., changes in market conditions, revenues, cash flow, new product offerings, etc.) that positively or negatively impacted the estimated fair value of your common stock.

10.   We note from your response to prior comment 49 that you typically calculate the MTM using the weighted average price of transactions that originated during the last month of the valuation period. Tell us whether there is any relationship between price and volume for the transactions used in your analysis. For instance, when the volume is greater, do prices tend to be lower? In this regard, explain further how you ensured that blockage discounts were not factored into your volume weighted average price per share.

11.   We note from your response to prior comment 52 that on January 12 and January 27, 2012, you granted 944,050 and 1,003,158 RSUs, respectively. Please provide us with information related to these awards such as the grant date fair values, how you determined such values and the factors contributing to the change in such values from your prior issuances. To the extent that any additional grants were made subsequent

to the January 2012 grants, please provide similar supplemental information for such grants.

Business

Relevance, page 82

12.   We note your response to prior comment 55. You commissioned Nielsen's work and are using its name and work product to enhance the credibility of statistics used in your prospectus to support your assertions about your effectiveness as an advertising medium. The prospectus states that the information was reviewed or passed upon by Nielsen, and the presentation suggests that such information is set forth in the prospectus upon the authority of or in reliance upon Nielsen as experts. Please file a consent from Nielsen as an exhibit to your registration statement; alternatively, delete your reference to Nielsen. See Rule 436(b) of Regulation C.

Our Market Opportunity

Online Advertising, page 84

13.   We note your response to prior comment 59. In order to provide context for this metric, please consider providing additional information that shows trends underlying this data, such as minutes per user, over the periods presented.

14.   We note your response to prior comment 60. Please include disclosure similar to the content of your response. In addition, disclose that you commissioned the report. When discussing the "significant return on investment," explain why you believe the resulting metric is significant.

Mobile Advertising, page 85

15.   We note your response to prior comment 61. In your amended filing, please clarify what you mean by "top app" and "as measured by unique audience."

Our Products for Users, Developers, and Advertisers

Products for Developers, page 90

16.   We note your revised disclosure in response to prior comment 62. Please disclose that the addendum also governs the promotion, distribution, and operation of Zynga's games on your platform.

Products for Advertisers and Marketers, page 92

17.   We note your response to prior comment 85. Please expand your disclosure in this section to provide more detailed information about the two sales mechanisms through which customers can purchase advertising inventory.

Executive Compensation

Compensation Discussion and Analysis

Compensation-Setting Process

Use of Comparative Market Data, page 110

18.   We note your response to prior comment 64. Please include disclosure providing additional context for how "significantly" total compensation for named executive officers exceeded the 90th percentile of the market.

Related Party Transactions

Conversion Agreement, page 130

19.   Consistent with your response to prior comment 71, please disclose the purposes of the conversion agreement.

Principal and Selling Stockholders, page 133

20.   We note your response to prior comment 75. Please revise footnote 19 to disclose who within The Goldman Sachs Group, Inc. and GS Investment Strategies, LLC has sole or shared voting and/or investment power with respect to the shares held by the Goldman Sachs Group, Inc., and the Goldman Sachs Limited Partnerships, respectively. In addition, please revise footnote 20 to disclose who within T. Rowe Price Associates, Inc. has sole or shared voting and/or investment power over the shares. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

21.   We note the line item "excess tax benefit from share-based award activity" in the net cash provided by operating activities, which is presented pursuant to ASC 230-10-45-17(c). Please revise your disclosures to clarify the nature of the line item "tax benefit from share-based award activity."

David A. Ebersman
Facebook, Inc.
March 22, 2012
Page 6

Notes to Consolidated Financial Statements

Unaudited Pro Forma Balance Sheet Information, page F-9

22.   Please revise to clarify that shares underlying the Pre-2011 RSUs that will be issued six months following the initial public offering, for which the service condition has been met as of the date of your initial public offering, have been excluded from your pro forma balance sheet disclosures and include the number of shares that will be issued on such date. Similar revisions should be made to your Capitalization table disclosures on page 37.

Revenue Recognition

Advertising, page F-12

23.   We note your response to prior comment 85. Please expand your disclosure to include the typical term and billing arrangements of the advertising contracts.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP